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EXHIBIT 12.3

VIDEOTRON LTÉE
COMPUTATION OF RATIO OF EBITDA TO CASH INTEREST EXPENSE
(DOLLARS IN MILLIONS, EXCEPT FOR RATIO OF EBITDA TO CASH INTEREST EXPENSE)

	YEAR ENDED DECEMBER 31,			NINE MONTHS ENDED SEPTEMBER 30,
	2002	2003	2004	2004	2005
CANADIAN GAAP
EBITDA(1)	$210.3	$277.7	$341.1	$253.4	$282.4
Cash interest expense(2)	76.4	65.1	59.4	44.1	44.3

Ratio of EBITDA to cash interest expense	2.8	4.3	5.7	5.8	6.4

(1)
As defined and calculated in note 7 to "Selected Consolidated Financial and Operating Data."

(2)
As defined and calculated in note 9 to "Selected Consolidated Financial and Operating Data."

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VIDEOTRON LTÉE COMPUTATION OF RATIO OF EBITDA TO CASH INTEREST EXPENSE (DOLLARS IN MILLIONS, EXCEPT FOR RATIO OF EBITDA TO CASH INTEREST EXPENSE)